

TECHNOLOGY

that changes lives


Rochester
MEDICAL

ANNUAL REPORT 2003



Through innovation and creativity,

Rochester Medical brings better solutions to tens of thousands of patients every day. Since its inception, the Company has researched and developed medical devices that are specifically designed to help make sure the patient's experience is positive and comfortable without complications.

Rochester Medical has numerous US and corresponding foreign patents related to medical device innovations.

These inventions contribute to significant lifestyle improvements related to control of incontinence, particularly in the area of infection control, biocompatibility, ease of use, and comfort.

The Company is dedicated to continued improvement in its technology. Superior solutions will provide the foundation for growth and acceptance of the Company's products throughout the world.

OUR MISSION

Our mission is to become the leading developer *and* worldwide marketer *of innovative continence care products of* highest quality *and value.*





LETTER TO

Dear Shareholders:

I am pleased to report that Fiscal 2003 was a good year for the Company, and I am expecting 2004 will bring continued success.

We are making progress in a highly competitive marketplace. We are committed to providing clinicians and patients with the most advanced and highest quality products possible. Each of our product lines is distinguished by technological advances that provide significant patient benefits. At the same time we are keenly aware of the need to provide environmentally friendly products and the need to keep costs down.

We continue to be focused on generating sales growth and earnings growth. The Rochester Medical Brand is now sold in over 70 countries, and I expect sales of our branded products to continue to grow. New products recently introduced and planned 2004 product introductions will help spur additional branded growth, particularly in the latter half of 2004.

SHAREHOLDERS

The Company is also committed to maintaining and growing its strategic Private Label business. Here also, we expect that recently announced and anticipated new private label distribution agreements will help generate increased revenues in 2004.

We have developed some significant improvements to Foley Catheters and to Intermittent Catheters that we plan to introduce to the marketplace in 2004. Our technological leadership is becoming widely recognized, and that recognition will help drive acceptance of our products throughout the world.

We look forward to an exciting future for the Company and to providing continually improved care for our customers. Thank you for making that possible.

Sincerely,
Anthony J. Conway

2003 MILESTONES

- 32% Annual Sales Growth
- Became Profitable
- Grew Cash by Over 1.5 Million Dollars
- Introduced Silicone Hydrophilic Intermittent Catheters
- Signed Strategic Distribution Agreement for New Hydrophilic Catheter with Major Medical Device Company
- Expanded the Company's Distribution Network
- Developed Advanced New Intermittent Catheter Technology
- Developed Advanced New Foley Catheter Technology

TECHNOLOGY THAT...

- ...reduces serious infection
- ...solves biocompatibility issues
- ...provides comfort
- ...improves lifestyles


Total Number of Bacterial Infections
(first 7 days of catheterization)
14
13
12
11
10
9
8
7
6
5
4
3
2
1
All Silicone Foley
Release-NF®
DAY 1
DAY 2
DAY 3
DAY 4
DAY 5
DAY 6
DAY 7




O_2N
O
$CH{=}NNHCONH_2$

Rochester Medical's Release-NF® provides a targeted use of nitrofurazone, an effective, safe antibacterial agent contained in the silicone matrix, on both the inside and outside surfaces of the catheter.

Two out of every five nosocomial infections in the United States start in the urinary tract. Hospital-acquired infections are the fourth leading cause of mortality after heart disease, cancer, and stroke.

Rochester Medical's Release-NF® Catheter delivers medication directly to the tissues of the urethral tract, greatly reducing the risks of infection.





reducing infection

Rochester Medical's patented Release-NF® urological catheters are the only drug-eluting urinary catheters in the world marketplace. Clinical studies have shown they dramatically reduce bacterial Urinary Tract Infections that occur in catheterized patients. These infections are expensive; they are often serious, and with Rochester Medical's technology can often be prevented.

These catheters have the broad spectrum Anti-bacterial compound Nitrofurazone matrixed directly into the silicone structure of the catheter. Once placed in the urethral tract, the drug elutes for up to 30 days, preventing bacteria from colonizing the normally sterile urethral tract and bladder.

This technology is available with indwelling Foley Catheters as well as with the Company's Intermittent Personal Catheters®. The technology was awarded the 2003 Frost & Sullivan Product Innovation Award for the US Antimicrobial Catheter Market.

biocompatibility issues

The medical devices developed and manufactured by Rochester Medical Corporation are made with advanced materials and compounds that are carefully selected and formulated to avoid patient risks that are associated with some of the more common catheter materials. The Company's catheters are all completely latex-free and its silicone catheters are also free of PVC.


Figure 1.
Breathability (Moisture Vapor Transmission Rate) Evaluation of Condom Catheter Materials
Moisture Vapor Transmission Rate
110
100
90
80
70
60
50
40
30
20
10
0
Silicone
Latex A
Latex B
Synthetic Polymer
Catheter Material

Catheter Materials	*Breathability*
Silicone	78 ± 25 (% of normal skin MVTR)
Latex A	24 ± 12 (% of normal skin MVTR)
Latex B	29 ± 1 (% of normal skin MVTR)
Synthetic Polymer	14 ± 9 (% of normal skin MVTR)

PVC is the most widely used plastic in medical products, accounting for 27% of all disposable plastic medical products. PVC is a major source of hazardous substances in the environment, both during manufacture and disposal. At the end of its lifetime, PVC must be either burned or buried. Incinerating medical waste that contains PVC releases harmful dioxins that can contaminate land and water. Rochester Medical encourages the use of its PVC-free all silicone catheters.





- Up to 73% of children and adolescents with spina bifida are allergic to latex.
- Between 8 and 25 percent of healthcare workers have latex allergies.
- Rochester Medical's catheters contain no latex.


20X



Rochester Medical's patented Liquid Encapsulation technology allows medical devices like FemSoft® to be incredibly soft and conformable.

> *" I can spend social evenings dancing and no problem. That was more than I ever expected. It's easy to insert, use and take out... comfortable, not bulky. "*



FemSoft® insert

The FemSoft® Insert – safe, gentle, immediate

A self-inserted product, the *FemSoft* Insert is easy to use, comfortable, and discreet. Best of all, it works. Ninety percent of the women who have been using the insert were satisfied with the dryness it provided.







comfort & ease

Rochester Medical's unique materials technology provides for incomparable gentleness when in contact with sensitive and delicate body tissues.

The soft silicones, gentle adhesives, and friction free hydrophilic surfaces are all designed to ensure a comfortable experience each and every time the devices are used.



Hydrophilic Personal Catheter®
Designed for Intermittent Catheterization
The Difference is
...So Easy!
Hydrophilic Personal Catheter - packaged with sterile water!
It's easy to use wherever you go. Everything you need is in the package, so you're free from worries about catheter preparation.
It's easy on delicate urethral tissues. The gentle, silicone design and hydrophilic coating provide nearly friction-free movement, without a lubricating gel.
It's easy to maintain sterility. You simply wet the catheter with its own sterile water, avoiding contamination from tap water.
It's So Easy!™

Improving Lives

When all is said and done, that's what it's all about.

Everyone at Rochester Medical is proud that they do something to make the world a little bit better place.

The Company's medical products provide comfort and protection to many thousands of people around the globe.

Children, the elderly, and people from all walks of life regain dignity and control with Rochester Medical Technology.



Around the globe:

CHINA
INDIA
KUWAIT
LEBANON
SYRIA
VENEZUELA
COLOMBIA
JORDAN
PAKISTAN
RUSSIA
BELARUS
UKRAINE
LITHUANIA
ESTONIA
LATVIA
CANADA
ARGENTINA
BRAZIL
CHILE
COSTA RICA
MEXICO
TRINIDAD
BOTSWANA
GHANA
LESOTHO
REPUBLIC OF S.A.
SWAZILAND
EGYPT
ISRAEL
QATAR
SAUDI ARABIA
SYRIA
U.A.E.
AUSTRIA
BELGIUM
CROATIA
DENMARK
ENGLAND
FINLAND
FRANCE
GERMANY
GREECE
IRELAND
ITALY
NETHERLANDS
NORWAY
POLAND
PORTUGAL
SCOTLAND
SLOVENIA
SPAIN
SWEDEN
SWITZERLAND
TURKEY
HONG KONG
INDONESIA
JAPAN
KOREA
MALAYSIA
SINGAPORE
TAIWAN
AUSTRALIA
NEW ZEALAND
PERU



OVER 100,000 PEOPLE

use Rochester Medical's products every day





EXECUTIVE STAFF



Anthony Conway
Chief Executive Officer, President



Lonnie Boe
Executive Secretary to CEO



Richard Fryar
Vice President, Research and Development



Rob Anglin
Director of Quality and Regulatory



Elsa Maas
Director of Human Resources



Anthony J. Conway
Chairman of the Board, Chief Executive Officer, President, Founder



Philip J. Conway
Vice President of Production Technologies, Founder



Richard Fryar
Vice President of Research and Development, Founder



Peter R. Conway
Chief Executive Officer of Halcon Corporation



Roger R. Schnobrich
Of Counsel with the law firm Hinshaw & Culbertson



Dave Jonas
Chief Financial Officer



Marty Sholtis
Corporate Vice President



Dara Lynn Horner
Vice President, Marketing



Todd Cianfrocca
National Sales Director



Philip J. Conway
Vice President,
Production Technology

not shown:
Mark Foote
Director of
International Sales





BOARD OF DIRECTORS

Darnell L. Boehm
Principal and Director
of Darnell L. Boehm
& Associates

Benson F. Smith
Author and Lecturer for
the Gallup organization,
Chairman of the Board of
the National Association
for Continence

2003

FROST & SULLIVAN

PRODUCT INNOVATION

"Our **award-winning technology** *is getting noticed throughout the world. We are* **working hard** *to ensure patients and clinicians learn first hand of the* **superior features** *and benefits of our products."*

Anthony J. Conway, Chief Executive Officer, President


MARKET ENGINEERING
Presented to

FINANCIALS

notes

FINANCIAL INFORMATION

The following pages contain selected financial information from the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003. The entire Form 10-K is available to any shareholder upon request, at no charge, from:

Investor Relations
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976
Telephone: (507) 533-9600
Fax: (507) 533-9725

The selected data begins with certain matters included under Item 5 from the Form 10-K. The selected data includes the following:

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Common Stock is quoted on the Nasdaq National Market under the symbol ROCM. The following table sets forth, for the periods indicated, the range of high and low last sale prices for the Common Stock as reported by the Nasdaq National Market.

	High	Low
Fiscal 2002		
First Quarter	$ 6.50	$ 4.05
Second Quarter	6.23	4.90
Third Quarter	6.25	4.50
Fourth Quarter	7.85	5.35
Fiscal 2003		
First Quarter	$ 8.70	$ 5.94
Second Quarter	11.00	7.90
Third Quarter	12.30	9.90
Fourth Quarter	11.84	10.06

Holders

As of December 3, 2003, the Company had 155 shareholders of record. Such number of record holders does not reflect shareholders who beneficially own Common Stock in nominee or street name.

Dividends

The Company has paid no cash dividends on its Common Stock, and it does not intend to pay cash dividends on its Common Stock in the future.

Item 6. Selected Financial Data

The following selected financial data of the Company as of September 30, 2003 and 2002 and for the three fiscal years ended September 30, 2003, 2002 and 2001 are derived from, and should be read together with, the financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere in this Form 10-K. The following selected financial data as of September 30, 2001, 2000 and 1999 and for the fiscal years ended September 30, 2000 and 1999 are derived from audited financial statements not included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-K.

	Fiscal Years Ended September 30,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Statements of Operations Data:					
Net sales	$14,655	$11,076	$ 8,302	$ 7,860	$ 7,341
Cost of sales	9,574	7,888	6,304	6,151	5,602
Gross profit	5,081	3,188	1,998	1,709	1,739
Operating expenses:					
Marketing and selling	2,225	2,196	2,545	4,589	3,944
Research and development	875	835	1,062	1,008	1,052
General and administrative	1,809	1,763	1,730	2,238	1,863
Total operating expenses	4,909	4,794	5,337	7,835	6,859
Income (loss) from operations	172	(1,606)	(3,339)	(6,126)	(5,120)
Interest income, net	158	212	384	595	719
Net income (loss)	$ 330	$(1,394)	$(2,995)	$(5,531)	$(4,401)
Net income (loss) per common share — basic and diluted	$ .06	$ (.26)	$ (.55)	$ (1.04)	$ (.83)
Weighted average number of common shares outstanding — basic	5,380	5,329	5,339	5,341	5,333
Weighted average number of common shares outstanding — diluted	5,654	5,329	5,339	5,341	5,333

	As of September 30,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 5,966	$ 4,464	$ 5,748	$ 8,859	$ 13,246
Working capital	10,398	8,523	8,319	10,329	15,486
Total assets	21,125	19,636	19,659	23,254	28,702
Long-term debt and leases	267	—	—	—	—
Accumulated deficit	(23,726)	(24,056)	(22,661)	(19,706)	(14,175)
Total shareholders' equity	$ 18,142	$ 17,144	$ 18,455	$ 21,573	$ 27,177

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements other than historical information contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "predict," "intend," "designed," "estimate," "should" or "continue" or the negatives thereof or other variations thereon or comparable terminology. The forward-looking statements involve known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" below. Readers are cautioned not to place undue reliance on the forward-looking statements, which reflect management's opinion only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revisions to these forward-looking statements.

Application of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that the Company make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates these estimates and judgments. The Company bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Inventories

Inventories are valued at the lower of cost, determined using the first-in, first-out ("FIFO") method, or the current estimated market value of the inventory. The Company's policy is to establish an excess and obsolete reserve for its products in excess of the expected demand for such products. At September 30, 2003, this reserve was $100,000, which was equal to the amount of the reserve at September 30, 2002. If actual future demand or market conditions differ from those projected by the Company, additional inventory valuation adjustments may be required. These valuation adjustments would be included in cost of goods sold.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts, which is calculated by a combination of specific account identification as well as percentages of past due balances. At September 30, 2003, this allowance was $69,948 compared to $64,629 at September 30, 2002. If actual future demand or market conditions differ from those projected by the Company, additional receivables valuation adjustments may be required.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require the Company's on-going services or performance.

Income Taxes

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient taxable income in the United States, based on estimates and assumptions. The Company records a valuation allowance to reduce the carrying value of its net deferred tax asset to the amount that is more likely than not to be realized. For the year ended September 30, 2003, the Company recorded a $9.3 million valuation allowance related to its net deferred tax assets of $9.3 million. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination is made. On a quarterly basis, the Company evaluates the realizability of its deferred tax assets and assesses the requirements for a valuation allowance.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the statements of operations of the Company expressed as a percentage of net sales:

	Fiscal Years Ended September 30,		
	2003	**2002**	**2001**
Total net sales	100%	100%	100%
Cost of sales	65	71	76
Gross margin	35	29	24
Operating expenses:			
Marketing and selling	15	20	30
Research and development	6	8	13
General and administrative	13	16	21
Total operating expenses	34	44	64
Income (loss) from operations	1	(15)	(40)
Interest income, net	1	2	5
Net income (loss)	2%	(13)%	(35)%

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

Net Sales. Net sales increased 32.3% to $14.7 million in fiscal 2003 from $11.1 million in the prior fiscal year, which sales primarily were comprised of the Company's male external catheters, Foley catheters and intermittent catheters. Domestic sales increased 22% compared to the prior fiscal year, with growth of 19% in *Rochester Medical* brand product sales and growth of 23% in sales to domestic private label customers. International sales increased 46% in fiscal 2003 compared to the prior fiscal year, primarily due to growth in European markets, with international growth of 38% in *Rochester Medical* brand product sales and international growth of 52% in sales to international private label customers. The Company believes that its sales growth in part has been attributable to an increasing preference in the marketplace for silicone versus latex products.

The Company believes that sales growth in fiscal 2003 was in large part attributable to an increase in net sales to five significant customers of the Company who collectively accounted for approximately 44% of total net sales in fiscal 2003. In fiscal 2003, sales to Mentor represented 14% of net sales, sales to Hollister represented 13% of net sales, and sales to two subsidiaries of Mentor, Porges and Mentor Medical (formerly Sims Portex), represented 6% and 5% of net sales, respectively. The Company anticipates that sales growth may not continue to be as robust in the first half of fiscal 2004 as in fiscal 2003, based in part upon the outlook of the Company's top customers regarding their anticipated purchases in fiscal 2004.

Gross Margin. The Company's gross margin was 35% in fiscal 2003 compared to 29% in the prior fiscal year. The Company's increase in gross margin in fiscal 2003 was due to increased utilization of production capacity and increased efficiencies in manufacturing.

Marketing and Selling. Marketing and selling expense was relatively flat in fiscal 2003 as compared to fiscal 2002, with marketing and selling expense of approximately $2.2 million in each of fiscal 2003 and fiscal 2002. Marketing and selling expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 15% and 20%, respectively. The decrease in marketing and selling expense as a percentage of net sales primarily reflects the growth in net sales, while expenditures relating to the Company's sales force, marketing team and network of distributor relationships have remained at relatively constant levels.

Research and Development. Research and development expense increased 5% to $0.9 million in fiscal 2003 from $0.8 million in the prior fiscal year. The increase in research and development expense primarily reflects an increase in compensation. Research and development expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 6% and 8%, respectively. The decrease in research and development expense as a percentage of net sales primarily reflects the Company's growth in net sales.

General and Administrative. General and administrative expense was relatively flat in fiscal 2003 as compared to fiscal 2002, with general and administrative expense of approximately $1.8 million in each of fiscal 2003 and fiscal 2002. General and administrative expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 12% and 16%, respectively. The decrease in general and administrative expense as a percentage of net sales primarily reflects the growth in net sales, while general and administrative expenses have remained at relatively constant levels.

Interest Income. Interest income decreased 26% to $158,000 in fiscal 2003 from $212,000 in the prior fiscal year. The decrease in interest income primarily reflects generally lower interest rates in fiscal 2003.

Income Taxes. The Company has a history of pre-tax losses and had not generated taxable income since inception until fiscal 2003. While the Company had pre-tax income in fiscal 2003, the Company utilized a portion of its net operating loss carryforward and therefore, no federal income taxes are due for fiscal 2003.

As of September 30, 2003, the Company has $24 million of federal net operating loss carryforwards available to offset future taxable income which begin to expire in 2005. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2004: $0; 2005: $159,000; 2006: $148,000; 2007: $1,168,000; 2008: $892,000; and thereafter: $21.6 million. In addition, under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of the Company's net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

The Company has established a valuation allowance against the entire amount of its deferred tax asset because it has not been able to conclude that it is more likely than not that it will be able to realize the deferred tax asset, due primarily to its history of operating losses.

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

Net Sales. Net sales increased 33% to $11.1 million in fiscal 2002 from $8.3 million in the prior fiscal year, which sales primarily were comprised of the Company's male external catheters and Foley catheters. Domestic sales increased 52% compared to the prior fiscal year, with growth of 10% in *Rochester Medical* brand product sales and growth of 123% in sales to domestic private label customers. International sales increased 15% in fiscal 2002 compared to the prior fiscal year, primarily due to growth in European markets, with international growth of 30% in *Rochester Medical* brand product sales and international growth of 5% in sales to international private label customers.

In fiscal 2002, sales to Mentor represented 15% of net sales, sales to Hollister represented 13% of net sales, and sales to two subsidiaries of Mentor, Porges and Mentor Medical (formerly Sims Portex), represented 6% and 3% of net sales, respectively.

Gross Margin. The Company's gross margin was 29% in fiscal 2002 compared to 24% in fiscal 2001. The Company's increase in gross margin in fiscal 2002 was due to increased utilization of production capacity and increased efficiencies in manufacturing.

Marketing and Selling. Marketing and selling expense decreased 14% to $2.2 million in fiscal 2002 from $2.5 million in fiscal 2001. Marketing and selling expense as a percentage of net sales for fiscal 2002 and fiscal 2001 was 20% and 31%, respectively. The decrease in marketing and selling expense, both in absolute dollars and as a percentage of net sales, is primarily due to nonrecurring expenses for the development of marketing materials related to the *FemSoft Insert* in fiscal 2001 and a reduction in the size of the Company's sales force.

Research and Development. Research and development expense decreased 21% to $0.8 million in fiscal 2002 from $1.1 million in fiscal 2001. Research and development expense as a percentage of net sales for fiscal 2002 and fiscal 2001 was 8% and 13%, respectively. The decrease in research and development expense, both in absolute dollars and as a percentage of net sales, primarily reflects a reduction in costs of the *FemSoft Insert* clinical trials related to stage of completion.

General and Administrative. General and administrative expense increased 2% to $1.8 million in fiscal 2002 from $1.7 million in fiscal 2001. The increase in general and administrative expense is primarily related to an overall increase in the level of insurance premiums, property taxes, Nasdaq fees and fees for legal, audit and tax-related services. General and administrative expense as a percentage of net sales for fiscal 2002 and fiscal 2001 was 16% and 21%, respectively. The decrease in general and administrative expense as a percentage of net sales primarily reflects the growth in net sales, while general and administrative expenses have increased at a comparatively lower rate.

Interest Income. Interest income decreased 45% to $212,000 in fiscal 2002 from $384,000 in fiscal 2001. The decrease in interest income reflects the comparatively lower average level of invested cash balances in the current fiscal year due to the utilization of cash for operations and capital expenditures as well as generally lower interest rates in fiscal 2002.

Liquidity and Capital Resources

The Company has financed its operations primarily through public offerings and private placements of its equity securities, and has raised approximately $40.7 million in net proceeds since its inception.

The Company's cash, cash equivalents and marketable securities were $6.0 million at September 30, 2003 compared with $4.5 million at September 30, 2003.

The Company generated a net $1,173,000 of cash in operating activities during the year. Investing activities, primarily capital expenditures, used net cash of $400,000 in fiscal 2003.

In fiscal 2002, the Company entered into an agreement with Coloplast granting Coloplast exclusive marketing and distribution rights with respect to the Company's *Release-NF* Foley catheters in certain geographic areas. Coloplast paid the Company $1,000,000 for these exclusive rights. In addition, during the fiscal quarter ended September 30, 2003, the Company entered into an agreement granting to another distributor exclusive marketing and distribution rights in certain geographic areas with respect to the Company's hydrophilic intermittent catheters in exchange for a cash payment of $200,000. In accordance with generally accepted accounting principles, the Company is recognizing these amounts over the terms of the respective agreements.

During the fiscal quarter ended March 31, 2002, the Company entered into a $1,000,000 revolving line of credit with U.S. Bank National Association. The Company had borrowings outstanding at various times during the fiscal year ended September 30, 2003. The agreement calls for a variable interest rate that is equal to 1% plus the one-month LIBOR rate. The agreement runs through March 31, 2004. As of September 30, 2003, the Company had no amounts outstanding under this line of credit.

During fiscal 2003, the Company's working capital position, excluding cash and marketable securities, increased by $372,000. Accounts receivable balances increased 29% or $549,000 during the fiscal year as a result of increased sales throughout the fiscal year. Inventories as of September 30, 2003 were relatively flat as compared to the prior fiscal year. Other current assets increased 25%, or $54,000, as a result of an increase in miscellaneous receivables. Current liabilities increased 12%, or $195,000, during the year, primarily as a result of the current maturities on capital leases and the incurrence of short-term debt. Changes in other asset and liability balances related to timing of expense recognition.

In December 1999, the Board of Directors authorized a stock repurchase program. Up to one million shares of the Company's outstanding common stock may be repurchased under the program. Purchases may be made from time to time at prevailing prices in the open market and through other customary means. No time limit has been placed on the duration of the stock repurchase program and it may be conducted over an extended period of time as business and market conditions warrant. The Company also may discontinue the stock repurchase program at any time. The repurchased shares will be available for reissuance pursuant to employee stock option plans and for other corporate purposes. The Company intends to fund such repurchases with currently available funds. During fiscal 2003, the Company did not repurchase any shares of common stock.

The following table summarizes the Company's contractual cash commitments as of September 30, 2003:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long Term Debt	$159,800	$43,520	$ 79,900	$ 36,380	$—
Capital Lease Obligations	236,630	52,330	104,660	79,640	—
Total Contractual Cash Obligations	$396,430	$95,850	$184,560	$116,020	$—

The Company currently believes that its existing resources and anticipated cash flows from operations will be sufficient to satisfy its capital needs for the foreseeable future. However, the Company's actual liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of sales and marketing activities; the amount of revenues from sales of the Company's existing and new products; changes in, termination of, and the success of, existing and new distribution arrangements; the cost of maintaining, enforcing and defending patents and other intellectual property rights; competing technological and market developments; developments related to regulatory and third party reimbursement matters; the cost and progress of the Company's research and development efforts; and other factors. In the event that additional financing is needed, the Company may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such financing, if required, will be available on terms satisfactory to the Company, if at all.

New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply FIN 46 for periods ending after December 15, 2003. The Company does not believe that FIN 46 will have an effect on the financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The Company does not believe its operations are currently subject to significant market risks for interest rates, foreign currency exchange rates, commodity prices or other relevant market price risks of a material nature.

Report of Independent Auditors

Shareholders
Rochester Medical Corporation

We have audited the accompanying balance sheets of Rochester Medical Corporation as of September 30, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochester Medical Corporation at September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
October 17, 2003

ROCHESTER MEDICAL CORPORATION
BALANCE SHEETS

	September 30, 2003	September 30, 2002
Assets:		
Current assets:		
Cash and cash equivalents	$ 1,764,499	$ 411,618
Marketable securities	4,201,736	4,052,389
Accounts receivable, less allowance for doubtful accounts $(69,948 — 2003; $64,629 — 2002)	2,454,310	1,905,442
Inventories, net	3,542,619	3,577,931
Prepaid expenses and other current assets	272,245	218,183
Total current assets	12,235,409	10,165,563
Property, plant and equipment:		
Land	365,951	194,133
Buildings	5,315,002	5,315,002
Equipment and fixtures	11,117,426	10,680,442
	16,798,379	16,189,577
Less accumulated depreciation	(8,134,717)	(6,928,052)
Total property, plant and equipment	8,663,662	9,261,525
Patents, less accumulated amortization ($850,315 — 2003; $796,264 — 2002)	225,597	209,078
Total assets	$ 21,124,668	$ 19,636,166
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 507,580	$ 633,934
Accrued compensation	708,367	559,779
Accrued expenses	390,211	348,522
Deferred revenue	157,143	100,000
Current maturities of debt	34,000	—
Current maturities of capital leases	40,263	—
Total current liabilities	1,837,564	1,642,235
Long-term liabilities:		
Deferred revenue	878,571	850,000
Long-term debt, less current maturities	102,000	—
Capital leases, less current maturities	164,806	—
Total long-term liabilities	1,145,377	850,000
Shareholders' equity:		
Common Stock, no par value:		
Authorized Shares — 20,000,000 Issued and outstanding shares; (5,424,700 — 2003; 5,329,250 — 2002)	41,857,144	41,253,128
Accumulated deficit	(23,725,890)	(24,055,793)
Unrealized gain (loss) on available-for-sale securities	10,473	(53,404)
Total shareholders' equity	18,141,727	17,143,931
Total liabilities and shareholders' equity	$ 21,124,668	$ 19,636,166

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENTS OF OPERATIONS

	Fiscal Years Ended September 30,		
	2003	2002	2001
Net sales	$14,655,372	$11,075,496	$ 8,301,667
Cost of sales	9,574,414	7,887,893	6,304,173
Gross profit	5,080,958	3,187,603	1,997,494
Operating expenses:			
Marketing and selling	2,225,376	2,196,426	2,545,284
Research and development	874,715	834,568	1,061,985
General and administrative	1,808,838	1,763,341	1,729,261
Total operating expenses	4,908,929	4.794,335	5,336,530
Income (loss) from operations	172,029	(1,606,732)	(3,339,036)
Other income (expense):			
Interest income, net	157,874	211,927	384,389
Net income (loss)	329,903	(1,394,805)	(2,954,647)
Net income (loss) per common share — basic and diluted	$ .06	$ (.26)	$ (.55)
Weighted average number of common shares outstanding — basic	5,379,954	5,328,531	5,338,541
Weighted average number of common shares outstanding — diluted	5,653,859	5,328,531	5,338,541

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Deficit	Unrealized Gain (Loss) on Available-For-Sale Securities	Total
	Shares	Amount			
Balance at September 30, 2000	5,338,900	$41,279,359	$(19,706,341)	$ —	$21,573,018
Net loss for the year	—	—	(2,954,647)	—	(2,954,647)
Unrealized loss on available-for-sale securities	—	—	—	(132,830)	(132,830)
Subtotal — comprehensive loss					(3,087,477)
Stock Repurchase	(10,400)	(46,976)	—	—	(46,976)
Valuation of stock options granted for services	—	16,620	—	—	16,620
Balance at September 30, 2001	5,328,500	41,249,003	(22,660,988)	(132,830)	18,455,185
Net loss for the year	—	—	(1,394,805)	—	(1,394,805)
Unrealized gain on available-for-sale securities	—	—	—	79,426	79,426
Subtotal — comprehensive loss					(1,315,379)
Stock option exercise	750	4,125	—	—	4,125
Balance at September 30, 2002	5,329,250	41,253,128	(24,055,793)	(53,404)	17,143,931
Net income for the year	—	—	329,903	—	329,903
Unrealized gain on available-for-sale securities	—	—	—	63,877	63,877
Subtotal — comprehensive income	—	—	—	—	393,780
Stock option exercise	95,450	604,016	—	—	604,016
Balance at September 30, 2003	5,424,700	$41,857,144	$(23,725,890)	$ 10,473	$18,141,727

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENTS OF CASH FLOWS

	Fiscal Years Ended September 30,		
	2003	2002	2001
Operating Activities:			
Net income (loss)	$ 329,903	$(1,394,805)	$(2,954,647)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	1,206,666	1,245,962	1,330,853
Amortization	54,051	45,267	40,505
Deferred revenue	85,714	950,000	—
Valuation of stock options granted for services	—	—	16,620
Changes in operating assets and liabilities:			
Accounts receivable	(548,868)	(406,105)	(491,905)
Inventories	35,312	(1,478,705)	(206,771)
Other current assets	(54,062)	(41,078)	74,223
Accounts payable	(126,354)	250,789	(416,592)
Other current liabilities	190,277	87,334	(60,501)
Net cash provided by (used in) operating activities	1,172,639	(741,340)	(2,668,214)
Investing Activities:			
Capital expenditures	(244,357)	(559,840)	(224,814)
Patents	(70,570)	(66,000)	(38,133)
Purchase of marketable securities	(4,093,145)	(1,121,195)	(7,285,274)
Sales and maturities of marketable securities	4,007,676	1,053,072	8,902,046
Net cash provided by (used in) investing activities	(400,396)	(693,963)	1,353,825
Financing Activities:			
Payments on capital leases	(23,378)	—	—
Sale (purchase) of Common Stock	604,016	4,125	(46,976)
Net cash provided by (used in) financing activities	580,638	4,125	(46,976)
Increase (decrease) in cash and cash equivalents	1,352,881	(1,431,178)	(1,361,365)
Cash and cash equivalents at beginning of year	411,618	1,842,796	3,204,161
Cash and cash equivalents at end of year	$ 1,764,499	$ 411,618	$ 1,842,796
Non-Cash Investing and Financing Activities:			
Capital lease arrangements	$ 222,622	$ —	$ —
Land purchased with debt	136,000	—	—

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

September 30, 2003

1. Business Activity

Rochester Medical Corporation (the "Company") develops, manufactures and markets a broad line of innovative, technologically enhanced latex-free urinary continence and urine drainage care products for the home care and acute/extended care markets. The Company currently manufactures and markets standard continence care products, including male external catheters, Foley catheters and intermittent catheters and innovative and technologically advanced products such as its *FemSoft Insert, Release-NF* catheter and antibacterial and hydrophilic intermittent catheters.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities are classified as available for sale and are carried at fair value, with unrealized gains or losses included as a separate component of shareholders' equity. At September 30, 2003 and 2002, the balance consists of corporate bonds with remaining contractual maturities of one month to twelve months. The amortized cost and estimated market value of available-for-sale securities are as follows:

	Amortized Cost	Unrealized Gain (Loss)	Estimated Market Value
September 30, 2003	$4,191,263	$ 10,473	$4,201,736
September 30, 2002	4,105,793	(53,404)	4,052,389

Manufacturing And Sales

The Company manufactures and sells its products to a full range of companies in the medical industry on a worldwide basis. There is a concentration of sales to larger medical wholesalers and distributors. Sales of products are recorded upon shipment. The Company performs periodic credit evaluations of its customers' financial condition. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 to 60 days. Credit losses relating to customers consistently have been within management expectations.

Inventories

Inventories, consisting of material, labor and manufacturing overhead, are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on estimated useful lives of 4-35 years computed using the straight-line method.

Patents

Capitalized costs include costs incurred in connection with making patent applications for the Company's products and are amortized on a straight-line basis over eight years. The Company periodically reviews its patents for impairment of value. Any adjustment from the analysis is charged to operations.

Research and Development Costs

Research and development costs are charged to operations as incurred. Research and development costs include clinical testing costs, certain salary and related expenses, other labor costs, materials and an allocation of certain overhead expenses.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require the Company's on-going services or performance.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation

At September 30, 2003, the Company has three stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended September 30,		
	2003	2002	2001
Net income (loss), as reported	$ 329,903	$(1,394,805)	$(2,954,647)
Deduct: total stock-based employee compensation expense under fair value method for all awards	(537,847)	(762,615)	(1,354,089)
Pro forma net loss	$(207,944)	$(2,157,420)	$(4,308,736)
Net income (loss) per common share:			
Basic and diluted — as reported	$ .06	$ (.26)	$ (.55)
Basic and diluted — pro forma	$ (.04)	$ (.40)	$ (.81)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Net Income (Loss) Per Share

Net income (loss) per common share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." The Company's basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. For periods of net loss, diluted net loss per common share equals basic net loss per common share because common stock equivalents are not included in periods where there is a loss, as they are antidilutive. A reconciliation of the numerator and denominator in the basic and diluted net income (loss) per share calculation is as follows:

	Year Ended September 30,		
	2003	2002	2001
Numerator:			
Net income (loss)	$ 329,903	$(1,394,805)	$(2,954,647)
Denominator:			
Denominator for basic net income (loss) per common share — weighted average shares outstanding	5,379,954	5,328,531	5,338,541
Effect of dilutive stock options	273,905	—	—
Denominator for diluted net income (loss) per common share — weighted average shares outstanding	5,653,859	5,328,531	5,338,541
Basic and diluted net income (loss) per common share	$ 0.06	$ (0.26)	$ (0.55)

Employee stock options of 355,500 for the fiscal year ended September 30, 2003 have been excluded from the diluted net income per common share calculation because their exercise prices were greater than the average market price of the Company's common stock. In addition, the effect of stock options for the fiscal years ended September 30, 2002 and 2001 have been excluded from the diluted net loss per common share calculation because they are antidilutive.

New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply FIN 46 for periods ending after December 15, 2003. The Company does not believe that FIN 46 will have an effect on the financial statements.

3. *Advertising Costs*

The Company incurred advertising expenses of $126,000, $334,000 and $359,000 for the years ended September 30, 2003, 2002 and 2001, respectively. All advertising costs are charged to operations as incurred.

4. Inventories

Inventories are summarized as follows:

	September 30, 2003	September 30, 2002
Raw materials	$ 614,763	$ 595,971
Work-in-process	1,565,213	1,881,150
Finished goods	1,462,643	1,200,810
Reserve for inventory obsolescence	(100,000)	(100,000)
	$3,542,619	$3,577,931

5. Shareholders' Equity

Stock Options

In February 2001, the Company's shareholders approved the 2001 Stock Incentive Plan. Under the terms of the 2001 Stock Incentive Plan, 500,000 shares are authorized for issuance pursuant to grants of incentive stock options and non-qualified options. Per the terms of the 2001 Stock Incentive Plan, options may be granted with a term no longer than ten years. The vesting schedule and term for options granted under the 2001 Stock Incentive Plan is determined by the Compensation Committee of the Company's Board of Directors.

In August 1998, the 1991 Stock Option Plan was amended to increase by 300,000 shares the number of shares authorized for issuance to 1,000,000 shares. Under terms of the 1991 Plan, the Board of Directors may grant employee incentive stock options equal to fair market value of the Company's Common Stock or employee non-qualified options at a price which cannot be less than 85% of the fair market value. Per the terms of the 1991 Plan, as of April 20, 2001, no new stock options may be granted under the 1991 Plan.

The 1995 Non-Statutory Stock Option Plan authorizes the issuance of up to 50,000 shares of Common Stock. Per the terms of the 1995 Non-Statutory Stock Option Plan, no option may be granted with a term longer than ten years. The vesting schedule for options granted under the 1995 Non-Statutory Stock Option Plan is determined by the Compensation Committee of the Company's Board of Directors. In September 1995, Medical Advisory Board members were granted options to purchase 12,000 shares of the Company's Common Stock at an exercise price of $15.75 per share. In April 1999, one member of the Medical Advisory Board was granted options to purchase 6,000 shares of the Company's Common Stock at an exercise price of $10.125 per share.

Option activity is summarized as follows:

	Shares Reserved For Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance as of September 30, 2000	176,875	776,125	$12.06
Options granted	(404,000)	404,000	5.02
Options exercised	—	—	—
Options canceled	220,125	(220,125)	11.78
1991 Plan — options canceled and not reissuable	(11,250)	—	—
1991 Plan — options unissued at plan expiration	(4,750)	—	—
Increase in authorized shares	500,000	—	—
Balance as of September 30, 2001	477,000	960,000	9.16
Options granted	(203,000)	203,000	4.44
Options exercised	—	(750)	5.50
Options canceled	127,250	(127,250)	8.49
1991 Plan — options canceled and not reissuable	(111,000)	—	—
Balance as of September 30, 2002	290,250	1,035,000	8.32
Options granted	(73,000)	73,000	8.36
Options exercised	—	(95,450)	6.33
Options canceled	46,250	(46,250)	8.18
1991 Plan — options canceled and not reissuable	(33,250)	—	—
Balance as of September 30, 2003	230,250	966,300	$ 8.52

The number of stock options exercisable at September 30, 2003, 2002 and 2001 was 636,800, 586,750 and 468,500 at a weighted average exercise price of $10.08, $10.59 and $11.67 per share, respectively.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.10%, 3.50% and 3.53% for fiscal 2003, 2002 and 2001, respectively; volatility factor of the expected market price of the Company's common stock of weighted average expected life of the option of 6.6 years, 6.4 years and 6.6 years for fiscal 2003, 2002 and 2001, respectively; and an expected dividend yield of 0%.

The weighted average fair value of options granted in 2003, 2002 and 2001 was $4.97, $2.58 and $2.91 per share, respectively. The exercise price of options outstanding at September 30, 2003 ranged from $4.33 to $20.00 per share as summarized in the following table:

Range of Exercise Prices	Number Outstanding at 9/30/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share — Total Options Outstanding	Number Exercisable at 9/30/03	Weighted Average Exercise Price Per Share — Options Exercisable
$4.33 — $5.00	347,300	7.7 years	$ 4.54	151,550	$ 4.62
5.01 — 10.00	321,000	7.1 years	7.25	190,250	7.48
10.01 — 15.00	188,000	3.8 years	13.45	185,000	13.50
15.01 — 20.00	110,000	3.5 years	16.37	110,000	16.37
	966,300	6.3 years	$ 8.52	636,800	$10.08

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

6. Income Taxes

Deferred income taxes are due to temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes. Significant components of deferred income taxes are as follows:

	September 30, 2003	September 30, 2002
Deferred assets:		
Net operating loss	$ 8,956,000	$ 9,377,000
Research and development credits	279,000	241,000
Allowance for uncollectible accounts	26,000	24,000
Inventory reserves	37,000	37,000
Inventory capitalization	128,000	141,000
Accrued expenses	60,000	52,000
Deferred revenue	383,000	—
Total deferred assets	9,869,000	9,872,000
Deferred liability:		
Depreciation and amortization	520,000	655,000
Net deferred income tax assets	9,349,000	9,217,000
Valuation allowance	(9,349,000)	(9,217,000)
Net deferred income taxes	$ —	$ —

The Company records a valuation allowance to reduce the carrying value of its net deferred tax assets to the amount that is more likely than not to be realized. The Company will be subject to federal income taxes when operations become profitable. The Company's net operating loss carryforwards of approximately $24,206,000 can be carried forward to offset future taxable income, subject to the limitation of Internal

Revenue Code Section 382. The net operating loss carryforward will expire at different times beginning in 2005. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2004: $0; 2005: $159,000; 2006: $148,000; 2007: $1,168,000; 2008: $892,000; and thereafter: $21.6 million.

The reconciliation between the statutory federal income tax rate of 34% and the effective income tax rate for the years ended September 30 is as follows:

	2003	2002	2001
Statutory federal income tax rate	34%	34%	34%
Increase (decrease) in taxes resulting from:			
State taxes	3	3	3
Utilization of net operating loss carryforward	(21)	—	—
Change in valuation allowance	(16)	(37)	(37)
Effective income tax rate	0%	0%	0%

7. Related Party Transactions

The Chief Executive Officer of one of the Company's significant customers, Mentor Corporation, is the brother of the Company's Chief Executive Officer and two other directors of the Company.

The brother-in-law of the CEO and President, the Vice President of Production Technologies and a member of the board of directors of the Company has performed legal services for the Company. During the years ended September 30, 2003, 2002 and 2001, the Company incurred legal fees and expenses of approximately $19,000, $39,000 and $24,000, respectively, to such counsel for services rendered in connection with litigation and for general legal services. Management believes the fees paid for the services rendered to the Company were on terms at least as favorable to the Company as could have been obtained from an unrelated party.

The Company contracts with Petersen Blacksmith Company for the fabrication of customized, proprietary manufacturing equipment used in the Company's automated production lines. During 2003, 2002 and 2001, the Company paid Petersen Blacksmith Company the sum of $9,000, $14,000 and $20,000, respectively. Michael Petersen, the proprietor of Petersen Blacksmith Company, is the brother-in-law of a Director and Vice President, Research and Development of the Company. Management believes that the terms of the agreement are at least as favorable to the Company as could have been obtained from an unrelated party.

8. Significant Customers

Significant customers, measured as a percentage of sales, are summarized as follows:

	September 30,		
	2003	2002	2001
Significant customers:			
Unomedical Ind. (formerly Maersk Medical)	6%	7%	10%
Hollister	13	13	8
Mentor	14	15	1
Porges (a subsidiary of Mentor)	6	6	5
Mentor Medical (formerly Sims Portex, now a subsidiary of Mentor)	5	3	3
Total	44%	44%	27%

9. Employee Benefit Plan

The Company has a 401(k) plan covering employees meeting certain eligibility requirements. The Company currently does not match employee contributions.

10. Geographic Area Data

Sales related to customers in the United States and other foreign countries are as follows:

	September 30,		
	2003	2002	2001
United States	$ 7,476,812	$ 6,150,095	$4,042,546
Europe	4,631,470	2,983,730	2,462,446
Rest of world	2,547,090	1,941,671	1,796,675
Total	$14,655,372	$11,075,496	$8,301,667

Sales are attributed to countries based upon the address to which the Company ships products, as set forth on the customer's purchase order.

11. Long-Term Debt

In June 2003, the Company entered into an agreement with the City of Stewartville to purchase additional land. The purchase price of the property is $170,000 plus interest at 7%. The initial down payment was $34,000. The balance outstanding at September 30, 2003 was $136,000. Annual principal payments of $34,000 will be made, plus interest, for four years ending May 1, 2007.

12. Capital Leases

During 2003, the Company entered into commitments under two capital leases for the lease of packaging equipment and a trash compactor. These leases are payable in monthly installments through 2008. Future minimum lease payments under non-cancelable capital leases as of September 30, 2003 are as follows:

Fiscal Year	
2004	$ 52,330
2005	52,330
2006	52,330
2007	52,330
2008	27,310
Total future minimum lease payments	236,630
Less amount representing interest	(31,561)
Present value of net minimum lease payments	205,069
Less current portion	(40,263)
Long-term capital lease obligation	$164,806

Assets under capital leases, as included in property, plant and equipment in the Company's balance sheets, are as follows:

	September 30, 2003	September 30, 2002
Trash compactor and packaging equipment	$222,622	$—
Less accumulated amortization	(4,085)	—
	$218,537	$—

Amortization of assets under capital leases is included in depreciation expense.

13. Line of Credit

The Company has a $1,000,000 line of credit with U.S. Bank National Association. The agreement calls for a variable interest rate that is equal to 1% plus the one-month LIBOR rate. The agreement runs through March 31, 2004. As of September 30, 2003, the Company had no amounts outstanding under this line of credit. The Company had borrowings outstanding at various times during the fiscal year ended September 30, 2003. The weighted average borrowings during the fiscal year ended September 30, 2003 were $140,274.

14. Quarterly Results (Unaudited)

Summary data relating to the results of operations for each quarter of the years ended September 30, 2003 and 2002 follows (in thousands, except per share amounts):

	Three Months Ended			
	December 31	March 31	June 30	September 30
Fiscal year 2003:				
Net sales	$3,539	$3,718	$3,777	$3,621
Gross profit	1,199	1,344	1,252	1,286
Income (loss) from operations	19	99	49	5
Net income (loss)	61	142	86	41
Net income (loss) per common share — basic and diluted	$ .01	$ .03	$ .02	$ .01
Fiscal year 2002:				
Net sales	$2,326	$2,553	$3,033	$3,163
Gross profit	575	653	903	1,057
Income (loss) from operations	(602)	(574)	(360)	(71)
Net income (loss)	(544)	(523)	(310)	(18)
Net income (loss) per common share — basic and diluted	$(0.10)	$(0.10)	$(0.06)	$(0.00)

ROCHESTER MEDICAL CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts — Describe	Deductions — Describe	Balance at End of Period
Year ended September 30, 2003:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 64,629	$6,000	—	$ 681(1)	$ 69,948
Allowance for inventory obsolescence	100,000	—	—	—	100,000
Allowance for inventory valuation	61,439	—	—	61,439(3)	—
Year ended September 30, 2002:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 60,498	$5,004	—	$ 873(1)	$ 64,629
Allowance for inventory obsolescence	100,000	—	—	—	100,000
Allowance for inventory valuation	131,490	—	—	70,051(3)	61,439
Year ended September 30, 2001:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 62,567	$3,000	—	$ 5,069(1)	$ 60,498
Allowance for inventory obsolescence	98,118	4,615	—	2,733(2)	100,000
Allowance for inventory valuation	200,849	—	—	69,359(3)	131,490

(1) Uncollectable accounts written off net of recoveries

(2) Obsolete disposed of net of recoveries

(3) Valuation of inventory at lower of cost or market

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2003 CORPORATE INFORMATION

Directors

Anthony J. Conway
Founder of the Company, Chairman of the Board, Chief Executive Officer, President, and Secretary

Philip J. Conway
Founder of the Company, Vice President of Production Technologies

Richard D. Fryar
Founder of the Company, Vice President of Research and Development

Darnell L. Boehm
Formerly Director and Chief Financial Officer and Secretary of *Aetrium, Inc.* Previously served as a Director of *ALPNET, Inc.* He is also the principal of *Darnell L. Boehm & Associates*

Peter R. Conway
Chief Executive Officer of *Halcon Corporation*

Roger R. Schnobrich
Of Counsel with the law firm of *Hinshaw & Culbertson*. Prior to joining *Hinshaw & Culbertson*, Mr. Schnobrich was a partner in the law firm of *Popham, Haik, Schnobrich and Kaufman Ltd.*

Benson Smith
Former President of *C. R. Bard, Inc.* He is currently an author and lecturer for the Gallup organization and is Chairman of the Board of the *National Association for Continence* and is on the Board of Directors of the *Worldwide Fund for Mothers Injured in Childbirth*

Executive Officers

Anthony J. Conway – Chief Executive Officer and President

Philip J. Conway – Vice President, Production Technologies

Richard D. Fryar – Vice President, Research and Development

Martyn R. Sholtis – Corporate Vice President

David A. Jonas – Chief Financial Officer and Treasurer

Dara Lynn Horner – Vice President, Marketing

Corporate Headquarters

Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, Minnesota 55976

Contact

ph: 507.533.9600
fx: 507.533.9725
www.rocm.com

Independent Public Accountants

Ernst & Young LLP
1400 Pillsbury Center
200 South Sixth Street
Minneapolis, Minnesota 55402

Legal Counsel

Dorsey & Whitney LLP
50 South Sixth – Suite 1500
Minneapolis, Minnesota 55402-1498

Stock Transfer Agent & Registrar

Wells Fargo
P.O. Box 64854
Saint Paul, Minnesota 55164-0854
ph: 800.468.9716

Securities Information

The Company's shares are publicly traded on the NASDAQ Stock Market under the symbol ROCM. Following are the quarterly high and low closing prices of the Company's common stock as reported on the NASDAQ Stock (fiscal quarters).

FQ 2002	1st	2nd	3rd	4th
high	$6.50	6.23	6.25	7.85
low	$4.05	4.90	4.50	5.35
FQ 2003	**1st**	**2nd**	**3rd**	**4th**
high	$8.70	11.00	12.30	11.84
low	$5.94	7.90	9.90	10.06

Form 10-K Availability

Copies of the Company's Form 10-K for the 2003 Fiscal Year, filed with the Securities and Exchange Commission, are available to any shareholder at no charge upon request from:

Investor Relations
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, Minnesota 55976

ph: 507.533.9600
fx: 507.533.9725
www.rocm.com


Rochester
MEDICAL

One Rochester Medical Drive • Stewartville, MN 55976 USA • 507.533.9600 • 800.615.2364 • www.rocm.com